February 10, 2009
Division of Corporate Finance Securities and Exchange Commission Washington, D.C. 20549 United States
Attn:	Mr. H Christopher Owings Assistant Director
Dear Mr. Owings,
Re:	Oakridge International Corporation (the"Company" or"Oakridge") Registration Statement on Form S-1File No. 333-152312

On behalf of the registrant, as agent for service, I hereby respectfully request acceleration of the effective date of the above-referenced registration statement on Form S-1 to Wednesday, February 11, 2009 at 5:30 p.m. or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus. The registrant is aware of its obligations under the Securities Act of 1933.

The registrant acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your attention to this matter is appreciated.
For and on behalf of Oakridge International Corporation /s/ Sau Shan KU ________________________________ Sau Shan KU President
c.c.	Ms. Blair F. Petrillo, Attorney-Advisor Ms. Ellie Bavaria, Special Counsel

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